

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2020

Xun Jianjun
Chief Executive Officer
Organic Agricultural Co Ltd
6th Floor A, Chuangxin Yilu,
No. 2305, Technology Chuangxincheng,
Gaoxin Jishu Chanye Technology Development District,
Harbin City. Heilongjiang Province.
China 150090

> **Re: Organic Agricultural Co Ltd**
> **Registration Statement on Form S-1**
> **Filed October 5, 2020**
> **File No. 333-249309**

Dear Mr. Jianjun:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert Brantl, Esq.